Back **2012-12-17, 11:34:29, EST**

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2188905		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	192000		
Date of transaction	2012-12-14		
Nature of transaction	51 - Exercise of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	14000		
Equivalent number or value of underlying securities disposed of	14000		
Unit price or exercise price	2.7800	Currency	Canadian Dollar
Conversion or Exercise price	2.7800	Currency	Canadian Dollar
Date of expiry or maturity			
Closing balance of securities or contracts held	178000	Insider's calculated balance	
Filing date/time	2012-12-17 11:34:24		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Back 2012-12-17, 11:53:20, EST

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2188948		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2012-04-09		
Nature of transaction	00 - Opening Balance-Initial SEDI Report		
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2012-12-17 11:51:20		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Insider: Norris.B **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2188950		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2012-12-14		
Nature of transaction	51 - Exercise of options		
Number or value of securities acquired	14000		
Unit price or exercise price	2.7800	Currency	Canadian Dollar
Closing balance of securities held	14000	Insider's calculated balance	
Filing date/time	2012-12-17 11:52:18		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			

Transaction Number	2188951		
Security designation	Common Shares		
Opening balance of securities held	14000		
Date of transaction	2012-12-17		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities disposed of	14000		
Unit price or exercise price	9.4400	Currency	Canadian Dollar
Closing balance of securities held	0	Insider's calculated balance	
Filing date/time	2012-12-17 11:53:15		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			